ANNOUNCEMENT

CHAIRMAN AND CEO NAMED NORTHERN MINER’S

MINING MAN OF THE YEAR

Toronto, January 9, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that its Chairman and CEO, Rob McEwen has been named the Northern Miner’s Mining Man of the Year for 2002.

The Northern Miner, which is published weekly in Toronto is North America’s leading mining newspaper.  Rob was chosen for this prestigious award by the newspaper’s editorial staff and publisher and in making this choice they identified him as the person who was the biggest positive newsmaker within the mining industry during 2002.

Upon learning of this honor Rob commented “What a terrific way to start the New Year, a stronger gold price and a wonderful award!  The big share price gains achieved by gold producers in 2002 represent just the beginning of an emerging bull market for minerals.  Gold shows many signs of wanting to go higher over the coming five to eight years.  This award reflects the collective efforts of everyone at Goldcorp and their focus on building per share value!”

The Northern Miner has a long and distinguished history of documenting the many achievements of the mining industry globally. Goldcorp is extremely pleased to have Rob as a participant in the newspaper’s evolving legacy.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition:  NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and is North America’s largest unhedged gold company.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information please contact:

Chris Bradbrook

Corporate Office:

Vice President, Corporate Development

145 King St. West, Suite 2700

Tel. (416) 865-0326

Toronto, Ontario

Fax (416) 361-5741

Canada, M5H 1J8

Website:  www.goldcorp.com

Email: info@goldcorp.com